                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                      Access Worldwide Communications, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value

                         (Title of Class of Securities)

                                   004319 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             / /  Rule 13d-1(b)
                             / /  Rule 13d-(c)
                             /x/  Rule 13d-1(d)


----------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004319 10 9                 13G                     PAGE 2 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership - II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                     1,575,000
    REPORTING PERSON
           WITH              6     SHARED VOTING POWER

                                   0

                             7     SOLE DISPOSITIVE POWER

                                   1,575,000

                             8     SHARED DISPOSITIVE POWER

                                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,575,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   / /

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   17.42%

   12      TYPE OF REPORTING PERSON*

                                   PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                 13G                     PAGE 3 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership-III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                     1,925,000
    REPORTING PERSON
           WITH              6     SHARED VOTING POWER

                                   0

                             7     SOLE DISPOSITIVE POWER

                                   1,925,000

                             8     SHARED DISPOSITIVE POWER

                                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,925,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   / /

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   21.29%

   12      TYPE OF REPORTING PERSON*

                                   PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                 13G                     PAGE 4 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           John H. Foster

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                              10,000
    REPORTING PERSON
           WITH              6     SHARED VOTING POWER

                                            3,500,000

                             7     SOLE DISPOSITIVE POWER

                                            10,000

                             8     SHARED DISPOSITIVE POWER

                                            3,500,000

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,510,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   / /

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            38.82%

   12      TYPE OF REPORTING PERSON*

                                            IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                 13G                     PAGE 5 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen F. Nagy

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                              32,500
    REPORTING PERSON
           WITH              6     SHARED VOTING POWER

                                            3,520,000

                             7     SOLE DISPOSITIVE POWER

                                            32,500

                             8     SHARED DISPOSITIVE POWER

                                            3,520,000

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,552,500

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   / /

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            39.29%

   12      TYPE OF REPORTING PERSON*

                                            IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                      The name of the Issuer is Access Worldwide Communications, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                      The principal executive offices of the Company are located at 2200 Clarendon Blvd., Arlington, Virginia 22201.

Item 2(a).        Names of Persons Filing:

                      This statement is being filed by: (i) Abbingdon Venture Partners Limited Partnership-II ("Abbingdon-II"); (ii) Abbingdon Venture Partners Limited Partnership-III ("Abbingdon-III"); (iii) John H. Foster; and
(iv) Stephen F. Nagy.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                      The address of the principal business office of Abbingdon-II, Abbingdon-III, John H. Foster and Stephen F. Nagy is c/o Foster Management Company, 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2(c).        Citizenship:

                      Abbingdon-II is organized under the laws of the State of Delaware. Abbingdon-III is organized under the laws of the State of Delaware. John H. Foster is a citizen of the United States. Stephen F. Nagy is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 004319 10 9.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (1)     Abbingdon Venture-II:

                          (a) As of December 31, 1998, Abbingdon-II owned beneficially 1,575,000 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Abbingdon-II represent approximately 17.42% of the issued and outstanding shares of Common Stock of the Company.
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                  (c) Abbingdon-II has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (2) Abbingdon-III:

                  (a) As of December 31, 1998, Abbingdon-III owned beneficially 1,925,000 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Abbingdon-III represent approximately 21.29% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Abbingdon-III has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (3) John H. Foster:

                  (a) As of December 31, 1998, John H. Foster owned beneficially 3,510,000 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Mr. Foster represent approximately 38.82% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Mr. Foster has the sole power to vote or to direct the voting of 10,000 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 10,000 shares of Common Stock.

                  (d) Mr. Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                           (i) 1,575,000 shares of Common Stock owned
                  beneficially by Abbingdon-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Foster is a general partner of certain intermediate partnerships, is general partner; and

                           (ii) 1,925,000 shares of Common Stock owned
                  beneficially by Abbingdon-III, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Foster is a general partner of certain intermediate partnerships, is general partner;

                      (4) Stephen F. Nagy:

                  (a) As of December 31, 1998, Stephen F. Nagy owned beneficially 3,552,500 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Mr. Nagy represent approximately 39.29% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Mr. Nagy has the sole power to vote or to direct the voting of 32,500 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 32,500 shares of Common Stock.

                  (d) Mr. Nagy shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                           (i) 1,575,000 shares of Common Stock owned
                  beneficially by Abbingdon-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Nagy is a general partner of certain intermediate partnerships, is general partner;

                           (ii) 1,925,000 shares of Common Stock owned
                  beneficially by Abbingdon-III, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Nagy is a general partner of certain intermediate partnerships, is general partner; and

                           (iii) 20,000 shares of Common Stock owned
                  beneficially by a trust for Mr. Nagy's children, of which Mr. Nagy's wife is a trustee.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

The members of the Group filing this statement are Abbingdon Venture Partners Limited Partnership-II, Abbingdon Venture Partners Limited Partnership-III, John
H. Foster and Stephen F. Nagy

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

Signature

                      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

                                   ABBINGDON VENTURE PARTNERS
                                    LIMITED PARTNERSHIP-II


                                   By: Abbingdon-II Partners,
                                        General Partner


                                   By:   /s/ Robert A. Ouimette
                                         --------------------------------------
                                   Name: Robert A. Ouimette,
                                         as attorney-in-fact for John H. Foster
                                         (on behalf of General Partner),
                                         pursuant to a power of attorney dated
                                         February 12, 1993 (previously filed,
                                         copy attached)

                                   ABBINGDON VENTURE PARTNERS
                                    LIMITED PARTNERSHIP-III


                                   By: Abbingdon-II Partners,
                                        General Partner


                                   By:   /s/ Robert A. Ouimette
                                         --------------------------------------
                                   Name: Robert A. Ouimette,
                                         as attorney-in-fact for John H. Foster
                                         (on behalf of General Partner),
                                         pursuant to a power of attorney dated
                                         February 12, 1993 (previously filed,
                                         copy attached)

                                   /s/ Robert A. Ouimette
                                   ---------------------------------------
                                   Name: Robert A. Ouimette,
                                         as attorney-in-fact for John H. Foster,
                                         pursuant to a power of attorney dated
                                         February 12, 1993 (previously filed,
                                         copy attached)



                                         /s/Stephen F. Nagy
                                         --------------------------------------
                                   Name: Stephen F. Nagy

                                INDEX TO EXHIBITS


Exhibit                                                               Sequential
 Number       Description                                                Page

Exhibit A     Joint Filing Agreement dated as of
              February 12, 1999 by and among Abbingdon
              Venture Partners Limited Partnership-II,
              Abbingdon Venture Partners Limited
              Partnership-III, John H. Foster and Stephen
              F. Nagy.